Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5C6 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

NOVA Chemicals and PFB Corporation sign letter of intent for acquisition of NOVA Chemicals’ Performance Styrenics business

Calgary, Alberta (May 9, 2012) — NOVA Chemicals Corporation (“NOVA Chemicals”) and PFB Corporation (“PFB”) (TSX — PFB), announced today that they have signed a letter of intent for PFB, through its subsidiary PFB International Corporation, to acquire NOVA Chemicals’ Performance Styrenics business, including the expandable polystyrene (“EPS”) and ARCEL® resin products.  NOVA Chemicals will acquire an equity stake in PFB and hold two seats on PFB’s Board of Directors following closing.  In addition, at closing, Robert Snyder, Vice President, Performance Styrenics for NOVA Chemicals will join PFB as Chief Operating Officer, PFB International Corporation.

NOVA Chemicals and PFB expect definitive agreements to be executed during the second quarter, and closing to occur during the second half of 2012.  The acquisition is subject to the definitive agreement being entered into, regulatory approval, and other customary conditions, including NOVA Chemicals’ Board of Directors’ approval, and PFB’s Board of Director’s and shareholder approval

“We are extremely excited to have NOVA Chemicals’ experience and quality EPS resins become a part of our business.  NOVA Chemicals has long been a leading North American producer of moldable foam resins with a diverse product portfolio serving the construction, packaging, and global cup and container markets. Together we have the opportunity to better serve customers - providing outstanding products to the market,” commented C. Alan Smith, CEO of PFB.

The acquisition of NOVA Chemicals’ Performance Styrenics business by PFB International Corporation will underpin a vertically-integrated, construction materials focused product offering in the United States that parallels the Plasti-Fab Canadian operations. Bruce Carruthers, Chief Operating Officer of Plasti-Fab, stated, “With the world now focusing on sustainable building products, it is the time for our industry to provide vertically-integrated EPS product solutions that provide environmentally friendly alternatives to the construction industry. This is our mission.”

“We are excited about the combined company’s dedicated focus on the growth and development of EPS resins, and their use in building insulation, protective packaging, and cup and container applications,” said Robert Snyder, Vice President, Performance Styrenics for NOVA Chemicals.

About NOVA Chemicals

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is a wholly owned subsidiary of the International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi, United Arab Emirates.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

About PFB Corporation

PFB Corporation controls two operating subsidiaries, Plasti-Fab Ltd. that operates in Canada and PFB America Corporation that operates in the United States. The group is vertically integrated in manufacturing insulating building products that are marketed across North America under five brands. Plasti-Fab, EPS Product Solutions® are products, manufactured using expanded polystyrene (EPS) as base raw materials, that are delivered to customers in five segmented markets. Advantage ICF Systems® are insulating concrete forming systems that are employed to build insulated foundations and walls from concrete in both residential and commercial markets. Insulspan® Structural Insulating Panels Systems (SIPS) are used to create a high performance, energy-efficient structural envelope. Precision Craft® and Riverbend® Timber Framing manufactures timber frame and log structures that are designed by Mountain Architects LLC, and installed by PC Design Build LLC.that combine our vertically integrated products.

PFB Corporation is listed for trading on the Toronto Stock Exchange, symbol PFB.

Media inquiries, please contact:

NOVA Chemicals

Pace Markowitz

Director, Communications

412.490.4952

markowp@novachem.com

PFB Corporation

Stephen P. Hardy

Vice President & CFO

PFB Corporation

#100, 2886 Sunridge Way NE

Calgary, Alberta T1Y 7H9

403.569.4303

ARCEL® is a registered trademark of NOVA Chemicals Inc. Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

is a registered trademark of NOVA Brands Ltd.; authorized use/utilisation autorisée.

Forward Looking Information:  This news release contains forward-looking information regarding NOVA Chemicals’ and PFB Corporation’s letter of intent for PFB to acquire NOVA Chemicals’ Performance Styrenics business, including statements regarding timing of execution of definitive agreements and closing, conditions to closing, and benefits of the proposed transaction.  By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties.  Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions’ reports of NOVA Chemicals.  NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.